

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Arun Sarin
Chief Executive Officer
Trepont Acquistion Corp I
4 Embarcadero Center, Suite 1400
San Francisco, CA 94111

      Re: Trepont Acquistion Corp I
          Draft Registration Statement on Form S-1
          Submitted October 5, 2020
          CIK 0001826991

Dear Mr. Sarin:

We have reviewed your draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 5, 2020

Dilution, page 71

1.   Please add a line to the table showing the percentage of dilution to public shareholders.

　　　　You may contact Dale Welcome, Staff Accountant, at (202)551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Manufacturing

cc:　　　Derek J. Dostal, Esq.